Exhibit 4.1

DESCRIPTION OF REGISTERED SECURITIES

As of December 31, 2019, AB Private Credit Investors Corporation (the “Fund”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Fund’s common stock, par value $0.01 per share (the “Shares”).

The following description of the Shares is based on the relevant provisions of the Maryland General Corporation Law (the “MGCL”), the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Fund’s charter (the “Charter”) and the Fund’s bylaws (the “Bylaws”). This summary describes the provisions deemed to be material, but is not necessarily complete, and you should refer to the MGCL, 1940 Act and the Charter and Bylaws for a more detailed description of the provisions summarized below.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

Stock

The Fund’s authorized stock consists of 200,000,000 Shares, all of which are classified as common stock. There are no outstanding options or warrants to purchase the Fund’s stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, the Fund’s stockholders generally are not personally liable for the Fund’s debts or obligations.

Under the Charter, the board of directors of the Fund (the “Board”) is authorized to classify and reclassify any unissued Shares into other classes or series of stock without obtaining stockholder approval. As permitted by the MGCL, the Charter provides that the Board, without any action by the Fund’s stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class or series that the Fund has authority to issue.

Common Stock

All Shares have equal rights as to earnings, assets, voting, and dividends and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of the Shares if, as and when authorized by the Board and declared by the Fund out of assets legally available therefor. Shares have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of the Fund’s liquidation, dissolution or winding up, each Share would be entitled to share ratably in all of the Fund’s assets that are legally available for distribution after the Fund pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred stock, if any preferred stock is outstanding at such time. Each Share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of the Shares will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding Shares can elect all of the Fund’s directors, and holders of less than a majority of such Shares will be unable to elect any director.

Preferred Stock

The Charter authorizes the Board to classify and reclassify any unissued Shares into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by the Fund’s existing common stockholders. Prior to the issuance of Shares of each class or series, the Board is required by the MGCL and by the Charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of the Shares or otherwise be in their best interest. However, that issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to the Shares and before any purchase of Shares is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of Shares on a proposal to cease operations as a BDC.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by the MGCL, subject to the requirements of the 1940 Act.

The Charter authorizes the Fund, to the maximum extent permitted by the MGCL and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Fund’s director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Bylaws obligate the Fund, to the maximum extent permitted by the MGCL and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Fund’s director or officer and at the Fund’s request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Charter and Bylaws also permit the Fund to indemnify and advance expenses to any person who served a predecessor of the Fund in any of the capacities described above and any of the Fund’s employees or agents or any employees or agents of the Fund’s predecessor. In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The MGCL requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case a court orders indemnification, and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Fund has entered into indemnification agreements with its directors and executive officers. The indemnification agreements provide the Fund’s directors and executive officers the maximum indemnification permitted under the MGCL and the 1940 Act.

Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws

The MGCL and the Charter and Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire the Fund by means of a tender offer, proxy contest or otherwise, the material ones of which are discussed below. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Fund to negotiate first with the Board. The Fund expects the benefits of these provisions to outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

The Board is divided into three classes of directors serving staggered three-year terms. The current terms of the first, second and third classes will expire in 2023, 2021, and 2022, respectively, and in each case, those directors will serve until their successors are elected and qualify. Upon expiration of their terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify, and each year one class of directors will be elected by the stockholders (for avoidance of doubt, a director may succeed himself or herself). A classified Board may render a change in control of the Fund or removal of the Fund’s incumbent management more difficult. The Fund believes, however, that the longer time required to elect a majority of a classified Board will help to ensure the continuity and stability of the Fund’s management and policies.

Election of Directors

The Bylaws, as authorized by the Charter, provide that the affirmative vote of the holders of a plurality of the outstanding Shares entitled to vote in the election of directors cast at a meeting of stockholders duly called, and at which a quorum is present, will be required to elect a director. Pursuant to the Charter, the Board may amend the Bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

The Charter provides that the number of directors will be set only by the Board in accordance with the Bylaws. The Bylaws provide that a majority of the Fund’s entire Board may at any time increase or decrease the number of directors. However, unless the Bylaws are amended, the number of directors may never be less than one nor more than nine. The Charter provides that, at such time as the Fund has at least three independent directors and the Shares are registered under the Exchange Act, as amended, the Fund elects to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on the Board. Accordingly, at such time, except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

The Charter provides that a director may be removed only for cause, as defined in the Charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which the Charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of the Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

The Bylaws provide that, with respect to an annual meeting of the Fund’s stockholders, nominations of individuals for election as directors and the proposal of business to be considered by the Fund’s stockholders may be made only (a) pursuant to the Fund’s notice of the meeting, (b) by or at the direction of the Board or (c) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of the Fund’s stockholders, only the business specified in the Fund’s notice of the meeting may be brought before the meeting. Nominations of individuals for election as directors at a special meeting at which directors are to be elected may be made only (a) by or at the direction of the Board or (b) provided that the special meeting has been called in accordance with the Bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the Bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the Bylaws.

The purpose of requiring the Fund’s stockholders to give the Fund advance notice of nominations and other business is to afford the Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by the Board, to inform the Fund’s stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of the Fund’s stockholders. Although the Bylaws do not give the Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, the advance notice and information requirements may have the effect of precluding election contests or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Fund and its stockholders.

Calling of Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called by the Board and certain of the Fund’s officers. Additionally, the Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Charter generally provides for approval of Charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Charter also provides that certain Charter amendments, any proposal for the Fund’s conversion, whether by Charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for the Fund’s liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of the Fund’s continuing directors (in addition to approval by the Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in the Charter as (1) the Fund’s current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Fund’s current directors then on the Board or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

The Charter and Bylaws provide that the Board will have the exclusive power to make, alter, amend or repeal any provision of the Bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the MGCL, the Charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board shall determine such rights apply.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in the Bylaws compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. The Bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of the Shares. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, the Fund will amend its Bylaws to be subject to the Control Share Act only if the Board determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that its being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under the MGCL, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. The Fund refers to these provisions as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board before the time that the interested stockholder becomes an interested stockholder. The Board has adopted a resolution that any business combination between the Fund and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board, including a majority of the directors who are not “interested persons” as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time; however, the Board will adopt resolutions so as to make the Fund subject to the provisions of the Business Combination Act only if the Board determines that it would be in the Fund’s best interests and if the SEC staff does not object to the Fund’s determination that its being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of the Fund and increase the difficulty of consummating any offer.

Conflict with 1940 Act

The Bylaws provide that, if and to the extent that any provision of the MGCL, including the Control Share Act (if the Fund amends its Bylaws to be subject to such act) and the Business Combination Act, or any provision of the Charter or Bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Exclusive Forum

The Charter and Bylaws provide that, to the fullest extent permitted by law, unless the Fund consents in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Fund to the Fund or the Fund’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, the Charter or Bylaws or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine shall on the demand of the Fund be resolved through binding and final arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The place of arbitration shall be New York, New York unless otherwise agreed by the parties; in rendering an award or decision, the arbitrators shall be required to follow the laws of the State of New York; and except as otherwise agreed between the parties, each party involved in a dispute shall bear its own costs and expenses (including attorneys’ fees), and the arbitrators shall not render an award that would include shifting of any such costs or expenses (including attorneys’ fees) or, in a derivative case, award any portion of the Fund’s award to the claimant or the claimant’s attorneys.

Term

As discussed above, if the Board determines it appropriate (and subject to necessary stockholder approvals under the Charter and the 1940 Act, and any other applicable requirements of the 1940 Act), the Board may at any time after the third anniversary of the initial closing date, subject to the Adviser’s option to extend this by up to one (1) year beyond the third anniversary of the initial closing date, or if earlier, the date on which the undrawn capital commitment of each investor has been reduced to zero, (i) (a) create a Liquidating Share Class or effectuate the New BDC Spin-Off, both pending the Fund’s receipt of exemptive or no-action relief from the SEC, (b) complete a Qualified IPO, or (c) wind up, or (ii) amend the Charter as necessary to preserve (insofar as possible) the overall benefits previously enjoyed by stockholders as a whole.

Additionally, if the Board determines that there has been a significant adverse change in the Fund’s regulatory or tax treatment or that of the Fund’s stockholders that, in the Board’s judgment makes it inadvisable for the Fund to continue in its present form, then the Board will endeavor to restructure or change the form of the Fund to preserve (insofar as possible) the overall benefits previously enjoyed by stockholders as a whole.

In the event of and upon any liquidation, dissolution or winding up of the Fund’s affairs, whether voluntary or involuntary, after payment or provision for payment of the Fund’s debts and other liabilities and subject to the prior rights of any outstanding preferred Shares, the Fund’s remaining net assets will be distributed among holders of the Shares equally on a per share basis. For the purposes of this paragraph, a merger or consolidation of the Fund with or into any other corporation or other entity, or a sale or conveyance of all or any part of the Fund’s property or assets will not be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary.

*  *  *  *  *